UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

TRADESTATION GROUP, INC.

(Name of Subject Company)

FELIX 2011 ACQUISITION SUB, INC.

a wholly-owned direct subsidiary of

MONEX GROUP, INC.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89267P105

(CUSIP Number of Class of Securities)

Takuya Yamanaka

General Manager, Accounting Department

Monex Group, Inc.

Pacific Century Place Marunouchi 19F,

1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan

Telephone: 011-81-3-6212-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

with copies to:

Ellen R. Patterson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000	David A. Sneider Simpson Thacher & Bartlett Gaikokuho Jimu Bengoshi Jimusho Ark Mori Building, 37th floor, 12-32 Akasaka 1-Chome, Minato-ku, Tokyo 107-6037 Japan Telephone: +81-3-5562-6202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INDEX TO EXHIBITS

Exhibit Number	Descriptions

99.1	English translation of the press release issued by Monex Group, Inc. only in Japan in compliance with the Tokyo Stock Exchange requirements.